**Exhibit 10.8**

AGREEMENT FOR CONSTRUCTION

THIS AGREEMENT is made and entered into on the *12* day of *April* , 2010, by **ALABAMA TOLL FACILITIES, INC.,** of 525 Perkinswood Road, Hartselle, AL 35640, hereinafter referred to as **"ATFI;"** and **PENNDEL LAND CO.,** of P.O. Box 124, Red Lion, PA 17356, hereinafter referred to as **"Penndel."** ATFI and Penndel may be referred to collectively herein as "the parties."

WHEREAS, ATFI is a nonprofit corporation organized and existing under the laws of the State of Alabama, and Penndel is a business corporation organized and existing under the laws of the State of Delaware and granted a Certificate of Authority to conduct business in the State of Alabama; and

WHEREAS, ATFI has secured all necessary approvals by certain Joint Resolutions enacted by the House and Senate of the Alabama Legislature for the construction of a project consisting of the financing, construction and operation of a four-lane tell bridge and highway running from a point south of Huntsville International Airport, crossing the Tennessee River and continuing approximately 41 miles to the City of Cullman, Alabama, and continuing in a north-south corridor running east of Tuscaloosa, Alabama, and extending to the southernmost portion of the State of Alabama at Orange Beach, for a total of 357 miles, hereinafter referred to as "the Project;" and

WHEREAS, ATFI and Penndel on September 23, 2009, entered into an agreement for Penndel to do and perform all required tasks and actions to develop and construct the Project as agent and representative of ATFI by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities; and

WHEREAS, ATFI and Penndel now desire to establish and set forth the compensation to be paid to Penndel as a fee for its services, together with other standards, covenants, policies, allocations of responsibility and protocols relevant thereto.

NOW THEREFORE, in consideration of the following covenants and duties to be performed by each party, and with the intention to be bound legally hereby, ATFI and Penndel agree as follows:

1. Penndel as the agent and representative of ATFI shall do perform all required tasks and actions to develop and construct the Project as agent and representative of ATFI without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities. The specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be

developed by Penndel, subject to approval by ATFI, and as necessary offered for review and approval by appropriate governmental and regulatory agencies.

2.   Penndel shall assure that the Project is constructed according to specifications and requirements imposed by the Alabama Department of Transportation (ALDOT) and the Federal Highway Administration. The work done by Penndel through itself, its contractors, subcontractors, agents, employees and affiliated organizations, shall be subject to inspections as mandated by law to demonstrate compliance with all applicable standards. Penndel shall be responsible for coordinating all construction of the Project including construction work performed by subcontractors and others. Penndel shall supervise all phases of the construction of the Project, and it shall be responsible to ATFI for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. Penndel shall contract with all subordinate parties in its own name and behalf and not in the name of or on behalf of ATFI unless later agreed upon by the parties. Penndel shall provide to ATFI, on an on-going basis, a list of all subcontractors and others engaged by Penndel for work on the project, together with correct and complete copies of all contracts and agreements with such parties.

3.   The engagement of any subcontractor or subordinate parties for work on the project shall not excuse Penndel from complying in all respects with this contract. Penndel shall have full responsibility for every portion of the construction of the Project furnished or performed by any subcontractor or subordinate party and every act or omission (whether willful, negligent or otherwise) of Penndel's employees, subcontractors and their employees, and all other parties engaged for work upon the Project. All construction, acts and omissions of any party participating in the construction of the Project shall be deemed those of Penndel for the purposes of this agreement. Penndel shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner and in accordance with the highest standards of care for the industry. Penndel shall take all reasonable precautions to prevent injury, damages or loss to persons or property throughout the Project, including especially issues of environmental protection.

4.   The term of this Agreement shall continue until the completion of the Project and thereafter unless and until terminated by mutual agreement of ATFI and Penndel, and it may continue into perpetuity if not so terminated.

5. The parties agree that the face amount of the contract between them for Penndel to complete the Project is Six Billion Dollars ($6,000,000,000) at cost plus thirty percent (30%), plus two percent (2%) over the adjustment for the increase in inflation regardless of the cost to Penndel to perform the required services hereunder. In no event will the profit to Penndel from the amounts paid by ATFI be less than One Billion Eight Hundred Million Dollars ($1,800,000,000.00). Payments shall be due fifteen (15) days from the date of the submission of invoices from Penndel to ATFI, time being of the essence. For any payments received after the fifteenth (15th) day, a late fee of five percent (5%) of the unpaid amount if paid within ten (10) days thereafter; and any amounts paid after said ten-day period shall accrue late fees at the rate of eighteen percent (18) per annum plus a collection fee of three percent (3%) and attorneys fees of five percent (5%) of the unpaid balance. A deposit of Ten Dollars ($10.00) shall be paid by ATFI to Penndel upon the execution of this agreement; with a subsequent payment of three percent (3%) of the face amount of the contract upon the bond funding for the initial phase of the project; and a subsequent payment of an additional two percent (2%) of the face amount of the contract upon mobilization of the project. These percentages shall apply to the first phase and to all subsequent phases of the project.

6. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof. Likewise, no partnership or other business relationship shall be created between ATFI, Penndel and any subcontractors or subordinate parties contracted to work on the Project.

7. The business and affairs of the Project shall be controlled by Penndel without the requirement that the approval of ATFI be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by Penndel to ATFI as the parties may agree from time to time. Detailed and complete records of all aspects of the Project shall be kept by ATFI and Penndel for their use and for inspection by any third parties, agencies, regulators or others authorized by law or agreement to access them.

8. Penndel may conduct the business of the Project from such location or locations as it may elect, whether in the State of Alabama, the Commonwealth of Pennsylvania, or elsewhere. However, as stated below, Pennsylvania law shall govern this agreement.

9. Penndel may act through such subagents and subcontractors, attorneys and representatives as it deem necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

10.   The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by Penndel, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as Penndel shall institute for the safekeeping and distribution according to sound business practices. Penndel shall act as Sponsor for the ATFI Direct Offering and Bond Issuer.

11.   As stated above, Penndel shall maintain current and complete records of all aspects of its performance on behalf of ATFI and in furtherance of the Project, with such records being available to ATFI and to other parties as legally required. This shall include all fiscal and financial records. Such records shall be examined and audited by independent auditors and accountants selected by Penndel, with such statements of account being rendered as required by good accounting practices.

12.   Penndel shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, Penndel may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

13.   The parties recognize that this agreement is intended to be supplemented, augmented and subject to possible amendment and modification from time to time during the development of the Project and its construction. The parties agree for themselves, their agents, employees, subcontractors, affiliated parties and assigns, that they will execute promptly any documents, amendments, supplements, schedules, additions or other material reasonably required to be executed in order to carry out this agreement and the construction of the Project.

14.   It is the intention of the parties that at any time during the term of this Agreement, Penndel shall have the option, upon thirty (30) days' notice to ATFI, to purchase the Project from ATFI including the right to receive all toll income and other income from operations. The terms of such purchase shall be negotiated and determined by the parties at the time that said notice is given to ATFI, and they covenant that they will negotiate the same in good faith. The purchase of the Project by Penndel shall be under and subject to all liens and encumbrances of record, which Penndel agrees to pay from the income of the Project; however, Penndel shall not be required to assume any liens or encumbrances as against its separate funds and assets that are separate from the Project. It is also understood by the parties that the State of Alabama has the authority under the Joint Resolution by the Alabama Legislature that are the basis for the Project to

take over the Project at anytime, subject to all liens, encumbrances, contracts, claims and other contingencies then in place, which the State of Alabama would then be legally bound to pay. When at some point in the future all encumbrances upon the Project have been paid and retired, it is the further understanding of the parties that at that time the Project is to be turned over to full ownership by the State of Alabama as contemplated by the Joint Resolution.

15. This Agreement shall be construed according to and governed by the laws of the Commonwealth of Pennsylvania. Venue for any legal actions between the parties involving this Agreement and/or the Project shall be in York County, Pennsylvania.

16. This Agreement constitutes the entire agreement between the parties and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, and neither party hereto shall be bound by nor charged with any oral or written agreements, representation, warranties, statements, promises or understandings not specifically set forth in this Agreement. This Agreement may not be amended, altered or modified except by a writing signed by both parties.

17. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to ATFI: B. Craig Smith, Director
P.O. Box 124
Red Lion, PA 17356

If to Penndel: Steven Trout, President
c/o ISL
3500 South DuPont Highway
Dover, DE 19901

Any party hereto may change its address for purposes of this paragraph by written notice given to the other in the manner provided above.

18. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

19. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

20. Each party hereto agrees to do all acts and things and to make, execute, and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

ALABAMA TOLL FACILITIES, INC.

By: B. Craig Smith, Director
B. Craig Smith, Director

PENNDEL LAND CO.

By: Steven L. Trout
Steven Trout, President